Via Facsimile and U.S. Mail
Mail Stop 6010

June 2, 2008

Mr. Richard R. Whitt, III
Senior Vice President and Chief Financial Officer
Markel Corporation
4521 Highwoods Parkway
Glen Allen, VA 23060-6148

> **Re:** **Markel Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Form 10-Q for the Quarterly Period Ended March 31, 2008**
> **File No. 1-15811**

Dear Mr. Whitt:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007

Business Overview

Investments, page 26

1. You disclose that your fixed maturity portfolio has an average rating of "AA," with 91% rated "A" or better by at least one nationally recognized rating organization. Please revise your disclosure to clarify your holdings of below investment grade investments. In addition, please revise your disclosure to clarify

whether and to what extent your investment grade ratings are dependent on
guarantees issued by third parties and if so, disclose the ratings without the
guarantees. Also disclose your exposure to guarantor default including any
significant concentration in a guarantor.

Financial Statements

Note 12: Shareholders' Equity, page 57

2.   In Note a) you disclose that in 2007 you repurchased 49,500 shares of common
        stock at a cost of $24.2 million under your share repurchase program. If these
        purchases were made within the fourth quarter of 2007, please provide the tabular
        disclosure required by Item 703 of Regulation S-K regarding purchases of equity
        securities by the issuer.

Form 10-Q for the quarterly period ended March 31, 2008

Financial Statements

Note 11: Fair Value Measurements, page 12

3.   You disclose that if quoted prices in active markets are not available, fair values
        of your investments are measured by an independent pricing service that utilizes
        valuation techniques based upon observable market data. It appears to be the case
        from the disclosure that the pricing service determines fair value rather than
        management:

        • If this is not the case, please revise your disclosure to clarify.
        • In either case, please describe the techniques and disclose the assumptions
          used to determine fair value.

        Further, while you are not required to indicate or infer that the independent
        pricing service determines fair value, when you do, you must also disclose its
        name. If you include its name in or incorporate it by reference into a 1933
        Securities Act filing, you will also need to include the consent of the independent
        pricing service.

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit a letter that keys your responses to our
comments and provides the requested information. Detailed letters greatly facilitate our
review. Please furnish your letter to us via EDGAR under the form type label
CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under

the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Sonia Barros, Staff Attorney, at (202) 551-3655 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant